UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

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                            SEC File Number 000-25675

                            Cusip Number 70337V-20-7

                           NOTIFICATION OF LATE FILING


(Check one)       [_]  Form 10-K      [_] Form 20-F   [_] Form 11-K
                  [X]  Form 10-Q      [_] Form 10-D   [_] Form N-SAR
                  [_]  Form N-CSR

         For period ended   MARCH 31, 2007
                          -----------------------

         ___ Transition Report on Form 10-K

         ___ Transition Report on Form 20-F

         ___ Transition Report on Form 11-K

         ___ Transition Report on Form 10-Q

         ___ Transition Report on Form N-SAR

         For the transition period ended ___________________________

  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

              NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
          THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

________________________________________________________________________________


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


                                    PART I
                             REGISTRANT INFORMATION

Full name of registrant            PATRON SYSTEMS, INC.
                       ---------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

                         5775 FLATIRON PARKWAY, SUITE 230
--------------------------------------------------------------------------------

City, state and zip code           BOULDER, COLORADO 80301
                        --------------------------------------------------------


                                    PART II
                            RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)      The reason described in reasonable detail in Part III of this
        |          form could not be eliminated X without unreasonable effort or
        |          expense;
        | (b)      The subject annual  report,  semi-annual  report,  transition
        |          report  on Form  10-K,  Form 20-F,  Form 11-K,  Form N-SAR or
   [X]  |          Form N-CSR, or portion thereof will be filed on or before the
        |          fifteenth  calendar day following the prescribed due date; or
        |          the subject  quarterly  report or  transition  report on Form
        |          10-Q or subject  distribution report on Form 10-D, or portion
        |          thereof,  will be filed on of before the fifth  calendar  day
        |          following the prescribed due date; and
        | (c)      The accountant's  statement or other exhibit required by Rule
        |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant's Form 10-QSB, for the fiscal quarter ended March 31, 2007, could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements could not be obtained by the Registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

    MARTIN T. JOHNSON                    (312)                   543-7488
--------------------------------------------------------------------------------
        (Name)                        (Area Code)           (Telephone Number)


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


         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).                                [X] Yes  [_] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                       [X] Yes  [_] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              PATRON SYSTEMS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 16, 2007                   By:  /s/ Martin T. Johnson
                                         ------------------------------------
                                    Name:    Martin T. Johnson
                                    Title:   Chief Financial Officer

         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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


PART IV - OTHER INFORMATION

(3)      EXPLANATION OF CHANGE

The Registrant's total revenues were $171,218 in the fiscal quarter ended March 31, 2007, versus $179,925 in the fiscal quarter ended March 31, 2006.

The Registrant's net loss was approximately $2.2 million for the fiscal quarter ended March 31, 2007, compared to a net loss of $2.0 million for the fiscal quarter ended March 31, 2006.


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